UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.  6  )*

The Wilber Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

967797 101

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

■	Rule 13-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 967797 101

1.	Names of Reporting Persons. Wilber National Bank
I.R.S. Identification Nos. of above persons (entities only). 15-0492520

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒

3.

4.	Citizenship or Place of Organization. New York

5.	Sole Voting Power. 349,405
Number of
Shares	6.	Shared Voting Power. 0
Beneficially
Owned by	7.	Sole Dispositive Power. 157,295
Each
Reporting	8.	Shared Dispositive Power. 615,210
Person
With:	9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 772,505

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares. _______

11.	Percent of Class Represented by Amount in Row (9). 7.4%

12.	Type of Reporting Person. BK

Item 1
(a) The Wilber Corporation
(b) 245 Main Street, Oneonta, New York 13820

Item 2.
(a) Wilber National Bank
(b) 245 Main Street, Oneonta, New York 13820
(c) United States
(d) Common Stock, $0.01 par value per share
(e) 967797 101

Item 3. The person filing is a:
(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) X	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	Investment company registered under section 8 of the Investment Company Act of 1940 .(15 U.S.C. 80a-8).
(e)	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	A Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	Group, in accordance with § 240.13d-1(b)(1)(ii)(J);

Item 4. Ownership.
(a)	772,505 shares beneficially owned.
(b)	7.4% of class
(c)	Number of shares as to which the person has:
(i) 349,405 shares with sole power to vote or to direct the vote.
(ii) 0 shares with shared power to vote or to direct the vote.
(iii) 157,295 shares with sole power to dispose or to direct the disposition of.
(iv) 615,210 shares with shared power to dispose or to direct the disposition of.

Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities identified in Item 4 (a) above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8. Identification and Classification of Members of the Group.
Not applicable.

Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 08,2008
Date

/s/ Douglas C. Gulotty
Douglas C. Gulotty
President & Chief Executive Officer